SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 March 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

            11 March 2015

LLOYDS BANKING GROUP PLC - ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2014

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

• Annual Report and Accounts 2014
• Annual Review 2014

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Annual Report and Accounts 2014 and Annual Review 2014 are available through the 'Financial Performance' page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com

A further announcement will be made for the Notice of 2015 Annual General Meeting and Form of Proxy.

This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2014 (the 'Annual Report'). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2014 Results News Release made on 27 February 2015 contained a condensed set of financial statements, the Group Chief Executive's statement and the Chief Financial Officer's review.

-END-

For further information:

Corporate Affairs
Matt Smith                                                                                             +44 (0)20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Investor Relations
Douglas Radcliffe                                                                                 +44 (0)20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Banking Group or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of the Group or its management including in respect of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, without limitation, as a result of the Group's Simplification Programme; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits; changes in customer preferences; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes, people and systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the implementation of the draft EU crisis management framework directive and banking reform, following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; market related trends and developments; exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and the success of the Group in managing the risks of the foregoing. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors, together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this annual report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this annual report to reflect any change in Lloyds Banking Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Appendix 1 - Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on page 32 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

The most significant risks faced by the Group which could impact on the success of delivering against the Group's strategic objectives together with key mitigating actions are outlined below.

Credit risk
Any adverse changes in the economic and market environment we operate in, or the credit quality and/or behaviour of our borrowers and counterparties would reduce the value of our assets and potentially increase our write-downs and allowances for impairment losses, adversely impacting profitability.

Key mitigating actions
• Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.
• Clearly defined levels of authority ensure we lend appropriately and responsibly with separation of origination and sanctioning activities.
• Robust credit processes and controls including well-established governance to ensure distressed and impaired loans are identified, considered and controlled with independent credit risk assurance.

Conduct risk
We face significant potential conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers' complaints effectively; not meeting customers' expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Key mitigating actions
• Customer focused conduct strategy implemented to ensure customers are at the heart of everything we do.
• Product approval, review processes and outcome testing supported by conduct management information.
• Clear customer accountabilities for colleagues, with rewards driven off customer-centric metrics.
• Learning from past mistakes, including root cause analysis.

Market risk
Key market risks include interest rate risk across the Banking and Insurance businesses. However, our most significant market risk is from the Defined Benefit Pension Schemes (DBPS) where asset and liability movements impact on our capital position.

Key mitigating actions
• A structural hedge programme has been implemented to manage liability margins and margin compression.
• Board approved pensions risk appetite covering interest rate, credit spreads and equity risks. Credit assets are being purchased and equity holdings reduced in the pension schemes.
• Stress and scenario testing of risk exposures.

Operational risk
We face significant operational risks which may result in financial loss, disruption or damage to the reputation of the Group. These include the availability, resilience and security of our core IT systems and the potential for failings in our customer processes.

Key mitigating actions

•     Continually review IT system architecture to ensure that our systems are resilient and that the confidentiality, integrity and availability of our critical systems and information assets are protected against cyber attacks.

• Continue to implement the actions from the 2013 independent IT Resilience Review to enhance the resilience of systems supporting the processes most critical to our customers.

Funding and liquidity risk
Our funding and liquidity position is supported by a significant and stable customer deposit base. A deterioration in either our or the UK's credit rating, or a sudden and significant withdrawal of customer deposits would adversely impact our funding and liquidity position.

Key mitigating actions

•     At 31 December 2014 the Group had £109.3 billion of unencumbered primary liquid assets and the Group maintains a further large pool of secondary assets that can be used to access Central Bank liquidity facilities.

• Daily monitoring against a number of market and Group specific early warning indicators and regular stress tests.
• Contingency funding plan to identify liquidity concerns earlier.

Capital risk
Our future capital position is potentially at risk from a worsening macroeconomic environment. This could lead to adverse financial performance for the Group, which could deplete capital resources and/or increase capital requirements due to a deterioration in customers' creditworthiness.

Key mitigating actions
• Close monitoring of capital and leverage ratios to ensure we meet our current and future regulatory requirements.
• Comprehensive stress testing analysis to evidence sufficient levels of capital adequacy for the Group under various adverse scenarios.
• In addition to accumulating retained profits we can raise additional capital in a variety of ways.

Regulatory risk
We are subject to industry wide investigations and reviews into a perceived lack of competition in UK banking and financial services. The outcomes of the UK General Election in May 2015 and the investigations by the CMA and FCA are presently unclear and their impact therefore remains uncertain. Other initiatives under review include the ring-fencing proposals in the Banking Reform Act 2013, the new FCA Consumer Credit regime and CRD IV.

Key mitigating actions
• The Legal, Regulatory and Mandatory Change Committee ensures we develop plans for regulatory changes and tracks their progress.
• Continued investment in our people, processes and IT systems is enabling us to meet our regulatory commitments.
• Continued engagement with government and regulatory authorities on forthcoming regulatory changes and market investigations and reviews.

People risk
Key people risks include the risk that the Group fails to lead responsibly in an increasing competitive marketplace, particularly with the introduction of the Senior Managers' Regime and Certification Regime which will come into force in 2015. This may dissuade capable individuals from taking up senior positions within our Group.

Key mitigating actions
• Work collaboratively with regulators to implement the new Individual Accountability Regime in 2015, ensuring burden of proof and attestation requirements are effectively implemented.
• Maintain competitive working practices to attract, retain and engage high quality people.
• Create a work environment which listens and acts on colleague feedback, making the Group the best bank for colleagues.

Appendix 2 - Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 268 to 271 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 49: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2014 £m	2013 £m	2012 £m
Compensation
Salaries and other short-term benefits	15	15	12
Post-employment benefits	1	-	-
Share-based payments	17	21	13
Total compensation	33	36	25

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2013: £0.2 million; 2012: £0.1 million).

	2014 million	2013 million	2012 million
Share option plans
At 1 January	14	25	22
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	−	5	8
Exercised/lapsed (includes entitlements of former key management personnel)	(1)	(16)	(5)
At 31 December	13	14	25

	2014 million	2013 million	2012 million
Share plans
At 1 January	105	70	58
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	19	42	45
Exercised/lapsed (includes entitlements of former key management personnel)	(22)	(7)	(33)
At 31 December	102	105	70

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2014 £m	2013 £m	2012 £m
Loans
At 1 January	2	2	3
Advanced (includes loans of appointed key management personnel)	2	2	3
Repayments (includes loans of former key management personnel)	(1)	(2)	(4)
At 31 December	3	2	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.5 per cent and 23.95 per cent in 2014 (2013: 2.5 per cent and 23.9 per cent; 2012: 2.5 per cent and 29.95 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2013 and 2012: £nil).

	2014 £m	2013 £m	2012 £m
Deposits
At 1 January	13	10	6
Placed (includes deposits of appointed key management personnel)	32	29	39
Withdrawn (includes deposits of former key management personnel)	(29)	(26)	(35)
At 31 December	16	13	10

Deposits placed by key management personnel attracted interest rates of up to 4.7 per cent (2013: 2.9 per cent; 2012: 3.8 per cent).

At 31 December 2014, the Group did not provide any guarantees in respect of key management personnel (2013 and 2012: none).

At 31 December 2014, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with six directors and six connected persons (2013: £1 million with six directors and five connected persons; 2012: £1 million with five directors and three connected persons).

Subsidiaries
Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. At 31 December 2014, HM Treasury held more than 20 per cent of the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2014.

In accordance with IAS 24, UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

During the year ended 31 December 2014, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.
National Loan Guarantee Scheme
The Group has participated in the UK government's National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group's existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers' Association's Business Taskforce Report of October 2010. At 31 December 2014, the Group had invested £118 million (31 December 2013: £64 million) in the Business Growth Fund and carried the investment at a fair value of £105 million (31 December 2013: £52 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £23 million in the Fund by 31 December 2013 and invested a further £8 million during the year ended 31 December 2014.

Funding for Lending
In August 2012, the Group announced its support for the UK government's Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supported a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. £10 billion has been drawn down under this extension. In December 2014, the Bank of England announced a further extension to the end of January 2016 with an increased focus on supporting small businesses. At 31 December 2014, the Group had drawn down £20 billion under the Funding for Lending Scheme.

Enterprise Finance Guarantee Scheme
The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme. The scheme is a UK government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills (formerly the Department for Business, Enterprise and Regulatory Reform) provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme. As at 31 December 2014, the Group had offered 6,250 loans to customers, worth over £500 million. The Group entities, Lloyds Bank plc, TSB Bank plc, Lloyds Commercial Finance Limited and Bank of Scotland plc contracted with The Secretary of State for Business, Innovation and Skills.

Help to Buy
On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty's Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. £1,950 million of outstanding loans at 31 December 2014 had been advanced under this scheme.
HM Treasury expenses
During the year ended 31 December 2014, the Group paid for expenses amounting to £1 million incurred by or on behalf of HM Treasury in connection with the sale or proposed sale of shares by HM Treasury in the Company. The expenses were incurred in accordance with the Resale Rights Agreement and the Registration Rights Agreement entered into with HM Treasury in 2009. The performance by the Company of the Resale Rights Agreement and the Registration Rights Agreement was approved by shareholders of the Company at the 2014 Annual General Meeting.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2014, customer deposits of £129 million (2013: £145 million) and investment and insurance contract liabilities of £3,278 million (2013: £4,728 million) related to the Group's pension funds.

Collective investment vehicles
The Group manages 132 (2013: 210) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 80 (2013: 145) are consolidated. The Group invested £811 million (2013: £2,472 million) and redeemed £984 million (2013: £2,189 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,243 million (2013: £3,291 million) at 31 December. The Group earned fees of £201 million from the unconsolidated collective investment vehicles during 2014 (2013: £277 million).

Joint ventures and associates
The Group provided both administration and processing services to Sainsbury's Bank plc, which was its principal joint venture up until the completion of the sale of the Group's investment in that company on 31 January 2014. The amounts receivable by the Group during January 2014 were £3 million (year ended 31 December 2013: £35 million, of which £10 million was outstanding at 31 December 2013). At 31 December 2013, Sainsbury's Bank plc had also had balances with the Group that were included in loans and advances to banks of £806 million and deposits by banks of £927 million.

At 31 December 2014 there were loans and advances to customers of £1,901 million (2013: £4,448 million) outstanding and balances within customer deposits of £24 million (2013: £70 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2014, these companies had total assets of approximately £5,553 million (2013: £6,913 million), total liabilities of approximately £6,312 million (2013: £7,084 million) and for the year ended 31 December 2014 had turnover of approximately £5,634 million (2013: £6,989 million) and made a net loss of approximately £272 million (2013: net loss of £16 million). In addition, the Group has provided £2,364 million (2013: £3,355 million) of financing to these companies on which it received £149 million (2013: £170 million) of interest income in the year.

On 25 June 2014, Lloyds Bank plc entered into an agreement for the exclusive provision of conveyancing panel services with United Legal Services Limited (ULS), which is a related party of the Company by virtue of ULS Technology plc, ULS's parent, being an investee company of Lloyds Development Capital, the UK regional equity provider which is part of the Group.
Appendix 3 - Directors' Responsibility Statement

The following statement is extracted from page 106 of the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2014 Results News Release dated 27 February 2015.

Statement of directors' responsibilities
The Directors are responsible for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at www.lloydsbankinggroup.com. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors, who are in office and whose names and functions are listed on pages 58 and 59 of this annual report, confirm that, to the best of his or her knowledge:

•     the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and        Group; and

•     the management report contained in the strategic report and the directors' report includes a fair review of the development and performance of the business and the position of the Company and Group, together with a        description of the principal risks and uncertainties that they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy. The Directors have also separately reviewed and approved the Strategic Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 11 March 2015